UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Publicly-held Company with Authorized Capital
CNPJ no. 90.400.888/0001-42
NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. hereby informs the market that, on this date, the transaction involving the sale of the qualified custody business has been concluded, with the sale of the totality of the shares issued by its subsidiary Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A., in accordance with the announced on June 19, 2014 (“Transaction”).

Santander Brasil received R$ 859 million for the Transaction, which will be used in Santander Brasil’s ordinary course of business. The Transaction generated an after-tax effects capital gain of approximately R$ 450 million.

The Transaction has been carried out within the context of a global alliance between Banco Santander, S.A. and a group headed by Warburg Pincus.

In accordance to the informed to the market on July 23, 2014, the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) confirmed the understanding of Santander Brasil that the right of first refusal is not applicable in the context of the Transaction.

São Paulo, August 31, 2015.

Angel Santodomingo

Investors’ Relationship Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 31, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer